Exhibit 99.1

China Yuchai International Announces

Unaudited First Quarter 2019 Financial Results

SINGAPORE, Singapore — May 10, 2019 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2019. The financial information presented herein for 2019 and 2018 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the First Quarter of 2019

•	Net revenue was RMB 4.2 billion (US$ 618.3 million) compared with RMB 4.3 billion in the first quarter of 2018;

•	Gross profit was RMB 761.3 million (US$ 113.1 million), with a gross margin of 18.3%, compared with RMB 853.5 million and a gross margin of 19.7% in the first quarter of 2018;

•	Operating profit was RMB 357.3 million (US$ 53.1 million) compared with RMB 424.2 million in the first quarter of 2018;

•	Net earnings attributable to China Yuchai’s shareholders was RMB 198.0 million (US$29.4 million) compared with RMB 242.8 million in the first quarter of 2018;

•	Basic and Diluted earnings per share were RMB 4.85 (US$0.72) compared with RMB 5.94 and RMB 5.93 respectively, in the first quarter of 2018;

•	The total number of engines sold was 101,300 units compared with 110,113 units in the first quarter of 2018.

Net revenue for the first quarter of 2019 decreased by 4.0% to RMB 4.2 billion (US$ 618.3 million) compared with RMB 4.3 billion in the first quarter of 2018. This decline was mainly due to a lower number of units sold and a change in product mix due to market conditions, which was partly mitigated by a higher average selling price.

The total number of engines sold by GYMCL in the first quarter of 2019 decreased by 8.0% to 101,300 units compared with 110,113 units in the same quarter last year. Lower unit sales primarily reflected lower sales of truck and bus engines, which were partially offset by higher sales of engines for off-road markets during the first quarter of 2019. According to data reported by the China Association of Automobile Manufacturers, in the first quarter of 2019, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 2.4%. The market was led by a 20.3% decrease in medium-duty truck sales with continued decline in the bus market. GYMCL’s overall truck engine sales also declined in the first quarter of 2019, but the light-duty truck engine sales increased, and the off-road engine sales rose, led by higher engine sales in the agricultural equipment market.

Gross profit was RMB 761.3 million (US$ 113.1 million) compared with RMB 853.5 million in the first quarter of 2018. Gross margin decreased to 18.3% from 19.7% in the first quarter of 2018. The lower gross profit was mainly due to lower sales volume and a change in product mix in the first quarter of 2019.

Other operating income decreased by 13.0% to RMB 43.9 million (US$ 6.5 million) from RMB 50.5 million in the first quarter of 2018. The decrease was mainly due to a lower government grant by RMB 5.2 million in the first quarter of 2019.

Research and development (“R&D”) expenses decreased by 40.1% to RMB 71.9 million (US$ 10.7 million) compared with RMB 119.9 million in the first quarter of 2018. Lower R&D expenses in the first quarter of 2019 were mainly due to the capitalization of development costs for National VI and Tier 4 engines that met the IFRS capitalization criteria. In the first quarter of 2019, the R&D capitalization amount was RMB 47.6 million (US$ 7.1 million). R&D expenses continued to reflect development and testing of new engines to meet higher emission standards and further efforts to enhance engine quality and performance. In the first quarter of 2019, the total R&D expenditure, including capitalized costs, was RMB 119.5 million (US$ 17.7 million) and it represented 2.9% of the net revenue. In the first quarter of 2018, the total R&D expenditure was RMB 119.9 million, representing a 2.8% of the net revenue.

Selling, general & administrative (“SG&A”) expenses increased by 4.5% to RMB 376.1 million (US$ 55.9 million) compared with RMB 359.9 million in the first quarter of 2018. SG&A expenses represented 9.0% of net revenue compared with 8.3% in the first quarter of 2018. The increase was primarily attributed to higher warranty expenses.

Operating profit was RMB 357.3 million (US$ 53.1 million) compared with RMB 424.2 million in the first quarter of 2018. The operating margin decreased to 8.6% from 9.8% in the same quarter last year.

Finance costs increased by 12.3% to RMB 25.3 million (US$ 3.8 million) compared with RMB 22.5 million in the first quarter of 2018. Higher finance costs resulted mainly from a non-recurring government interest expense grant of RMB 4.2 million in first quarter of 2018, which was partially offset by lower bills discounting in first quarter of 2019.

Net earnings attributable to China Yuchai’s shareholders was RMB 198.0 million (US$ 29.4 million) compared with RMB 242.8 million in the same quarter last year.

Basic and diluted earnings per share were RMB 4.85 (US$ 0.72) in the first quarter of 2019, compared with RMB 5.94 and RMB 5.93 respectively in the same quarter last year.

Basic and diluted earnings per share in the first quarter of 2019 were based on a weighted average of 40,858,290 shares. In the first quarter of 2018, basic earnings per share was based on a weighted average of 40,858,290 shares, and diluted earnings per share was based on a weighted average of 40,916,810 shares.

Balance Sheet Highlights as at March 31, 2019

•	Cash and bank balances were RMB 5.2 billion (US$ 767.8 million) compared with RMB 6.1 billion at the end of 2018;

•	Trade and bills receivables were RMB 8.7 billion (US$ 1.3 billion) compared with RMB 7.4 billion at the end of 2018;

•	Inventories were RMB 3.0 billion (US$ 438.2 million) compared with RMB 2.5 billion at the end of 2018;

•	Trade and bills payables were RMB 5.2 billion (US$ 774.5 million) compared with RMB 4.6 billion at the end of 2018;

•	Short- and long-term bank borrowings were RMB 1.7 billion (US$ 253.4 million) compared with RMB 2.0 billion at the end of 2018.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are well positioned with our broad portfolio of National VI and Tier 4 engines to meet the challenges of the new upcoming emission standards. Our new joint venture with Eberspaecher Exhaust Technology International GmbH will provide a ready supply of these important emission systems for the future.”

“We continue to build on our strength to provide the necessary resources to achieve our strategic goals.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.7335 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on March 29, 2019. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 29, 2019 or at any other date.

Unaudited First Quarter 2019 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on May 10, 2019. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas Phung, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 6955977 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2018, GYMCL sold 375,731 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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